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2011 FEB 28 PM 3:15
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[illegible]

8-51262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EWT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 SECOND STREET, THIRD FLOOR
(No. and Street)

SANTA MONICA, (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER KOVAC 310-651-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 SOUTH GRAND AVENUE, SUITE 2000 (Address) LOS ANGELES (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/16

OATH OR AFFIRMATION

I, PETER KOVAC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EWT, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

RACHEL FREED
COMM. #1818500
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires October 19, 2012

Notary Public

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2011, by Peter Kovac, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature (Seal)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EWT, LLC

(SEC Identification No. 8-51262)
A Wholly Owned Subsidiary of
Madison Tyler Holdings, LLC)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17(a) – 5(e) (3) of the Securities and Exchange Commission as a Public Document.

EWT, LLC

(SEC Identification No. 8-51262)
(A Wholly Owned Subsidiary of
Madison Tyler Holdings, LLC)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Member
EWT, LLC:

We have audited the accompanying statement of financial condition of EWT, LLC (the Company), a wholly owned subsidiary of Madison Tyler Holdings, LLC, as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EWT, LLC as of December 31, 2010 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 25, 2011

EWT, LLC

(SEC Identification No. 8-51262)
(A Wholly Owned Subsidiary of
Madison Tyler Holdings, LLC)

Statement of Financial Condition

December 31, 2010

Assets

Cash	$	320,064
Due from broker-dealers and clearing organizations		227,733,902
Interest and dividends receivable		935,897
Securities owned		599,037,550
Net equity with futures commission merchants		14,932,131
Securities borrowed		349,292,080
Securities failed to deliver		56,306,001
Cash deposits with clearing organizations		23,799,133
Other assets		4,120,924
	$	1,276,477,682

Liabilities and Member's Equity

Liabilities:		
Due to broker-dealers and clearing organizations	$	134,853,720
Accounts payable and accrued expenses		8,577,663
Interest and dividends payable		729,813
Line of credit		23,398,000
Securities loaned		652,891,900
Securities sold, not yet purchased		316,253,502
Due to affiliate		16,709,252
Total liabilities		1,153,413,850
Member's equity		123,063,832
	$	1,276,477,682

See accompanying notes to statement of financial condition.

EWT, LLC
(SEC Identification No. 8-51262)
(A Wholly Owned Subsidiary of
Madison Tyler Holdings, LLC)
Notes to Financial Statements

December 31, 2010

(1) Nature of Business

EWT, LLC (the Company) conducts business as a broker-dealer in securities. The Company was formed in 2003, is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and various stock exchanges. The Company trades exclusively for its own account and does not have customers. The Company is a subsidiary of Madison Tyler Holdings, LLC (the Parent).

(2) Summary of Significant Accounting Policies

(a) Due from Broker-Dealers and Clearing Organizations

Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2010, due from broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, futures, and cash held by broker-dealers.

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

(b) Valuation of Securities Owned and Securities Sold, Not Yet Purchased

The Company carries securities owned and securities sold, not yet purchased at fair value. Fair value for securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market is determined at their last sales price as of the last business day of the period. Fair value for other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date is determined at their last reported "bid" price if held long, and last reported "ask" price if sold short.

(c) Net Equity with Futures Commission Merchants

The Company is exposed to a market risk equal to the value of the futures contracts purchased and unlimited liability on such contracts sold, not yet purchased. Management has established procedures to actively monitor and minimize market and credit risks.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant (FCM). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

(d) Derivative Financial Instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. The Company does not designate its derivative financial instruments as hedging instruments under Financial Accounting Standards Board's Accounting Standards Codification (ASC) 815 "Derivatives and Hedging". Instead, the Company carries its derivative instruments at fair value with gains and losses included in earnings. Fair value of derivatives that are freely tradable and listed on a national exchange is determined at their last sale price as of the last business day of the period.

(e) Investment Transactions

Proprietary securities and commodities transactions are accounted for on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

(f) Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(g) Exchange Memberships

Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate, in accordance with ASC 940-340, *Financial Services–Broker and Dealers*.

(h) Due to Broker-Dealers and Clearing Organizations

As of December 31, 2010, due to broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, futures contracts, and cash held by broker-dealers in relation to the Company's proprietary trading.

(i) Income Taxes

The Company is a limited liability company and is treated as a disregarded entity for United States (U.S.) federal income tax purposes. Accordingly, no provision for federal or state income taxes is required.

The Company is required to determine whether a tax provision is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely realized upon

ultimate settlement. Based on its analysis, the Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position or the results of operations for the year ended December 31, 2010.

The Company's federal and state income tax returns remain open to examination for the 2007 through 2009 and 2006 through 2009 tax years, respectively.

(j) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Fair Value Measurements

The Company's assets are recorded at fair value and have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurements and Disclosures* (ASC 820-10). ASC 820-10 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 requires a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date.

All assets and liabilities accounted for at fair value are categorized as Level 1 valuations – where valuations are based on unadjusted quoted market prices in active markets for identical securities accounted at their last sale price as of the last business day. Securities owned and securities sold, not yet purchased consist of equities and options.

(4) Fair Value of Derivative Instruments

As of December 31, 2010, the Company held the following derivative instruments:

Asset Derivatives	**Balance Sheet location**		**Fair Value**
Commodity futures	Net equity with futures commission merchants	$	4,399,294
Options	Securities owned		2,948,414
Currency futures	Due from broker-dealers and clearing organizations		1,561,853
Index futures	Net equity with futures commission merchants		1,034,333
Liability Derivatives			
Options	Securities owned	$	3,750,484
Commodity futures	Due to broker-dealers and clearing organizations		2,362,004
Currency futures	Due to broker-dealers and clearing organizations		498,077
Fixed income futures	Net equity with futures commission merchants		161,157

(5) Concentration of Credit Risk

The Company maintains US checking accounts with balances frequently in excess of $250,000. Checking accounts are insured by the Federal Deposit Insurance Corporation up to $250,000.

All funds in a US non interest-bearing transaction account are insured in full by the Federal Deposit Insurance Corporation from December 31, 2010, through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

The Company is engaged in various trading and brokerage activities in which counterparties are primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) Bank Line-of-Credit

The Company has available an uncommitted line-of-credit. At December 31, 2010, $23,398,000 was outstanding on the uncommitted line of credit. The interest rate was 0.95% per annum.

(7) Related-Party Transactions

At December 31, 2010, the Company has an agreement with a related entity (the Provider) for technology services at monthly fees based on prior month's usage. The agreement may be terminated without cause or further obligation by the Company with 30 days written notice.

The Company enters into futures contracts with related parties under common control of the Parent. These contracts are subject to an agreement approved by the International Swaps and Derivatives Association, Inc. between the Company and the related party.

At December 31, 2010, there was a receivable of $1,561,853 outstanding for futures contracts and a payable of $2,826,243 outstanding for commodities and currencies futures. These amounts are classified in

due from broker-dealers and clearing organizations and due to broker-dealers and clearing organizations, respectively, on the statement of financial condition.

The Company transfers any outstanding cash balances from its trading account to an affiliate for cash flow management. Additionally, the Company receives cash from the affiliate to meet its daily funding obligations for its trading accounts. At December 31, 2010, the Company has a payable to its Parent and affiliates of $16,709,252 related to various intercompany receivables and payables.

(8) Financial Instruments with Off-Balance-Sheet Credit Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward contracts, and exchange-traded and over-the-counter options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts provide for delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2010, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2010.

(9) Employee Benefit Plans

The Company-sponsored 401(k) defined contribution plan (the Plan) allows participants to make contributions up to the annual limit or the lesser of 90% of eligible compensation or $16,500 (in 2010; thereafter as adjusted by the Secretary of the Treasury). No changes to the plan occurred during the year. The plan requires the employee to attain age of 20 and complete six months of service with the Company. Upon satisfying this requirement, the employee will be eligible to participate in the Plan on the first day of each month. Contributions to the Plan are made from employee salary deferrals and employer matching contributions by the Company up to a maximum of 6% of eligible compensation. Tax laws limit the amount of compensation that may be taken into account each Plan year; the maximum amount for the 2010 plan year is $245,000. Employee contributions vest immediately. Employer match contributions vest after one year of employment.

The Company has an involuntary deferred compensation plan (the Plan) for the purpose of providing deferred compensation and retention incentives to key employees. The Plan provides for a mandatory

deferral of up to 50% of annual incentive compensation. The deferred amounts accrue interest at 5% per annum and are vested and paid out in six month installments on June 30 and December 31 of each year.

The following table represents payouts for deferred compensation:

Year ending December 31:		
2011	$	1,012,285
2012		967,182
2013		411,347

(10) Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Legal costs are estimated and recorded. The Company disputes liability in connection with all such proceedings and claims, and the Company presently intends to vigorously defend all such proceedings and claims. However, the ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown.

(11) Commitment

At December 31, 2010, the Company's future minimum rental commitments are as follows:

Year ending December 31:		**Minimum lease rents**		**Sub lease rents**		**Net lease rents**
2011	$	791,444	$	(306,164)	$	485,280
2012		335,177		(129,795)		205,382

(12) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, under the alternative standard, of two percent of combined aggregate debits or a minimum of $250,000. At December 31, 2010, the Company had net capital of $76,376,091, which was $76,126,091 in excess of its required net capital of $250,000.

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing (FOCUS Report) as of December 31, 2010.

(13) Indemnification Arrangements

Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such persons under certain circumstances as more fully disclosed in its Operating Agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

(14) Subsequent Events

On January 28, 2011, the Company made a dividend payment to the Parent in the amount of $10,500,000.

Management evaluated subsequent events through February 25, 2011, the date the financial statements were available to be issued.